SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS MEETING
 HELD ON OCTOBER 24th., 2011

DATE, TIME AND PLACE: On October 24th., 2011, at 1:00pm, at the head offices of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, 1st Block, 7th floor, part, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of the Company was gathered at the date, time and place above mentioned, with the presence of the totality of its members, Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Gabriele Galateri di Genola e Suniglia and Carmelo Furci, either in person or by means of audio/video-conference, as provided in paragraph 2, article 25 of the Company’s By-laws. Also attended the meeting Mr. Alberto Whitaker, Chairman of the Fiscal Council/Audit Committee, Mr. Claudio Zezza, Chief Financial Officer and Investor Relation Officer of the Company and Mrs. Alessandra Catanante, General Secretary of the Board of Directors.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) To acknowledge the closing of the Public Offer of Shares and subsequently resolve on the issuance of new shares of the Company; (2) To resolve on the call of a Extraordinary General Shareholders Meeting of the Company, in order to resolve on the cancellation of shares which are held in Treasury due to the migration to the Novo Mercado; and (3) other matters of general interest to the Company.

RESOLUTIONS: After review and discussion of the matters included in the Agenda, the attending Members of the Board unanimously and with no restrictions resolved to: (1) in view that, under the terms of the Contrato de Coordenação, Colocação e Garantia Firme de Liquidação de Ações Ordinárias de Emissão da Tim Participações S.A. (“Company”) (Local Underwriting Agreement) and under the terms of Article 24 of CVM Instruction No. 400, of December 29th., 2003, as amended, the Company has granted to Banco Morgan Stanley S.A. (“Morgan Stanley”) and to Morgan Stanley & Co. LLC  (“Morgan Stanley LLC” and, together with Morgan Stanley, the “Stabilization Agents”) the option to the public distribution of an over-allotment of 9,461,510 (nine million, four hundred and sixty-one thousand, five hundred and ten) common shares, with the exclusive purpose of meeting any excess of demand that is ascertained in the public primary offering in course, and considering that such excess of demand was verified by the Stabilization Agents, and thus Morgan Stanley has fully exercised the above mentioned option, approve such issuance of 9,461,510 (nine million, four hundred and sixty-one thousand, five hundred and ten) common nominative, registered and with no par value shares, to be paid-in by the subscribers qualified in the boletim de subscrição, within three (3) business days as of the day hereof, including today, or to say, on October 26th., 2011, in national currency, with the exclusion of the preemptive right, as per item I of Article 172 of Law No. 6,404, as of December 15th., 1976, as amended (the “Corporations Law”) and according to article 7 of the Company’s By-Laws, for the issuance price of R$ 8.60 (eight Reais and sixty cents) per share as fixed in the Board of Directors Meeting held on October 4th., 2011, resulting in the capital increase, within the limits of the authorized capital of the Company, in the amount of R$81,368,986.00 (eighty-one million, three hundred and sixty-eight thousand, nine hundred and eighty-six Reais). Therefore, the Company’s corporate capital which was of R$9,805,517,607.46 (nine billion, eight hundred and five million, five hundred and seventeen thousand, six hundred and seven Reais and forty-six cents), divided in 2,408,171,137 (two billion, four hundred and eight million, one hundred and seventy-one thousand, one hundred and thirty-seven) common nominative, registered and with no par value shares, is increased to R$9,886,886,593.46 (nine billion, eight hundred and eighty-six million, eight hundred and eighty-six thousand, five hundred and ninety-three Reais and forty-six cents), represented by 2,417,632,647 (two billion, four hundred and seventeen million, six hundred and thirty-two thousand, six hundred and forty-seven) common nominative, registered and with no par value shares, which have the same characteristics of the existing shares, with the same rights conferred to them; (2) with regard to the possible call of the Extraordinary General Shareholders Meeting of the Company to communicate the cancellation of the shares held in Treasury and the consequent capital reduction, considering that the members of the Board of Directors were recently informed by the Board of Officers that the reimbursement was made with funds held in the Company’s capital reserve and, therefore, in principle, such reduction is not applicable, the Board of Directors requested the Board of Officers to verify if the amount of the shares held in Treasury exceeds the limits set forth in the applicable law and to subsequently inform its conclusion to this Board. The Board of Directors hereby authorizes the Chairman of the Board of Directors, as well as the members of the Board of Officers to perform any acts necessary to conclude this matter, including to call a Shareholders Meeting, if applicable, in order acknowledge the potential cancellation of the shares held in Treasury; and (3) with regards to the other matters related to the agenda, the Board of Directors’ members decided to authorize the members of the Board of Officers of the Company to, individually, perform any and all acts necessary for the capital increase mentioned above in connection with the Public Offering, including the execution of any and all necessary documents.

CLOSING: With no further matters to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attending Members of the Board of Directors: Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Gabriele Galateri di Genola e Suniglia and Carmelo Furci.

Rio de Janeiro (RJ), October, 24 th, 2011.

ALESSANDRA CATANANTE
Secretary-General and of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 25, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.